Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 (No. 333-225587) on Form S-3 and related Prospectus of Cadence Bancorporation for the registration of common stock, preferred stock, debt securities, depositary shares, purchase contracts, warrants, rights, and units and to the incorporation by reference therein of our report dated March 19, 2018, with respect to the consolidated financial statements of Cadence Bancorporation included in its annual report (Form 10-K) for the years ended December 31, 2017 and 2016, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Birmingham, Alabama
January 2, 2019